UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: **December 31, 2007**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: **1-16725**

The Principal Select Savings Plan for Employees
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Des Moines, Iowa
June 20, 2008

The Principal Select Savings Plan for Employees

Statements of Net Assets Available for Benefits

	December 31 2007	December 31 2006
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 47,920,796**	$ 51,316,845
Separate accounts of insurance company	**1,105,824,921**	947,501,122
Principal Financial Group, Inc. ESOP	**75,422,091**	65,116,730
Notes receivable from participants	**17,829,131**	16,298,710
Total invested assets	**1,246,996,939**	1,080,233,407
Contribution receivable from Principal Life Insurance Company	**607**	-
Contributions receivable from participants	**3,793**	-
Net assets available for benefits	**$1,247,001,339**	$1,080,233,407

See accompanying notes.

The Principal Select Savings Plan for Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2007	**2006**
Additions:		
Investment income:		
Interest	**$3,199,807**	$3,015,973
Dividend	**988,433**	874,173
Net realized and unrealized appreciation in aggregate value of investments	**116,676,942**	141,168,718
	120,865,182	145,058,864
Contributions:		
Principal Life Insurance Company	**36,073,671**	32,858,779
Employees	**77,100,855**	68,860,007
	113,174,526	101,718,786
Total additions	**234,039,708**	246,777,650
Deductions:		
Benefits paid to participants	**65,792,534**	56,530,026
Transfers to affiliated and unaffiliated plans, net	**1,143,389**	548,735
Administrative expenses	**335,853**	376,914
Total deductions	**67,271,776**	57,455,675
Net increase	**166,767,932**	189,321,975
Net assets available for benefits at beginning of year	**1,080,233,407**	890,911,432
Net assets available for benefits at end of year	**$1,247,001,339**	$1,080,233,407

See accompanying notes.

The Principal Select Savings Plan for Employees

Notes to Financial Statements

December 31, 2007

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Employees (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the plan year.

The unallocated investment contracts are non-benefit-responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all employees of Principal Life or its subsidiaries (the Company). On January 1, 2006, Principal Life made several changes to the retirement program. Employees who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the 401(k) plan and forgo receipt of the additional benefits offered by amendments to Principal Life's 401(k). The employees who elected to retain the prior benefit provisions are referred to as "Grandfathered Choice Participants." Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8%. Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

At December 31, 2007 and 2006, forfeited nonvested account balances totaled $160,955 and $93,282, respectively. In 2007 and 2006, employer contributions were reduced by $1,468,603 and $999,594, respectively, from forfeited nonvested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

2. Description of the Plan (continued)

Information about the plan agreement, eligibility, and benefit provisions is contained in the summary plan description. Copies of the summary plan description are available from the Benefit Administration Department or the Intranet.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the terms of the Plan document and the Code to maintain its qualification. The Plan Sponsor intends to operate the Plan in conformity with the provision of the document and the Code. The Plan Sponsor acknowledges that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, the Plan Sponsor represents that it will voluntarily and timely correct such errors in accordance with procedures established by the Internal Revenue Service.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account (a pooled account invested primarily in fixed income securities having a range of maturities) and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, and private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

4. Investments (continued)

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2007 and 2006:

	December 31	
	2007	2006
Diversified International Separate Account	$132,607,307	$111,735,324
U.S. Property Separate Account	131,052,835	111,092,060
International Emerging Markets Separate Account	107,976,036	72,652,860
Large-Cap Stock Index Separate Account	99,834,529	97,247,223
Principal Financial Group, Inc. ESOP	75,422,091	65,116,730
Small-Cap Stock Index Separate Account	70,077,762	71,587,399
Bond and Mortgage Separate Account	68,616,927	66,847,472
Partner Large-Cap Blend I Separate Account	*	56,329,388

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2007 and 2006, the Plan's Principal Life investment accounts appreciated in value by $116,676,942 and $141,168,718, respectively, as follows:

	Year Ended December 31	
	2007	2006
General account of insurance company	$ 1,461,810	$ 39,536
Separate accounts of insurance company	103,577,304	128,941,410
Principal Financial Group, Inc. ESOP	11,637,828	12,187,772
	$116,676,942	$141,168,718

5. Notes Receivable From Participants

The plan agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve "Bank Prime Loan" rate at the time of the loan. The rate is set the day a loan is approved, and the rate for the loans issued in 2007 and 2006, ranged from 9.25% to 10.25%. The notes receivable balance was reduced by $1,256,155 and $1,258,821 in 2007 and 2006, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party in Interest

All transactions with parties in interest have been discussed in Notes 4 and 5. All routine Plan recordkeeping expenses are paid through revenue generated by Plan investments. Principal Life may pay other Plan expenses from time to time.

7. Form 5500

Certain line items of net asset additions and deductions in the 2007 and 2006, Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2007 and 2006.

The Principal Select Savings Plan for Employees
EIN: 42-0127290 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 47,920,796
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Value Separate Account	10,893,461
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	46,395,687
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	48,233,066
Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	131,052,835
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	68,616,927
Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	132,607,307
Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	99,834,529
Principal Life Insurance Company*	Deposits in insurance company Government and High Quality Bond Separate Account	8,168,295
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	57,884,002

The Principal Select Savings Plan for Employees
EIN: 42-0127290 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company International Emerging Markets Separate Account	$ 107,976,036
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Separate Account	13,816,902
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Blend I Separate Account	54,002,006
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	7,619,374
Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	3,498,933
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	36,521,263
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth II Separate Account	31,573,317
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	70,077,762
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Value Separate Account	38,429,459
Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	30,278,120

The Principal Select Savings Plan for Employees
EIN: 42-0127290 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	$ 12,978,150
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	28,779,313
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account	32,760,064
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account	21,320,306
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account	12,507,807
Principal Financial Group, Inc.*	1,095,614 shares of Principal Financial Group, Inc. ESOP	75,422,091
Various participants	Notes receivable from participants with interest rates ranging from 6.50% to 11.50%	17,829,131
Total invested assets		$1,246,996,939

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR EMPLOYEES
by Benefit Plans Administration Committee

Date: June 27, 2008

By /s/ Ralph C. Eucher
Ralph C. Eucher
Committee Member

Exhibit Index

The following exhibit is filed herewith:

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Plan for Employees of Principal Financial Group, Inc. of our report dated June 20, 2008, with respect to the financial statements and schedule of The Principal Select Savings Plan for Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Des Moines, Iowa
June 20, 2008

END